Exhibit 99.32

SIGMA LITHIUM ANNOUNCES MANAGEMENT UPDATES,
NEW LONG TERM PERFORMANCE AWARD FOR Co-CEOs AND
ESG BOARD COMMITTEE INTENDED TO REACH NET ZERO TARGETS BY 2024

INVESTOR VIDEO CONFERENCE CALL
September 8, 2021 at 11:00 AM (EST)

Zoom video call link:
https://us06web.zoom.us/webinar/register/WN_b6lO9Yo3TjOlQT9XtJRx1g

Zoom ID:
865 1276 0999

Join by phone using the following dial in:
North America: +1 646 558 8656, UK: +44 203 481 5237, Brazil: +55 11 4680 6788

SUMMARY

•           Appointments of Ana Cabral and Calvyn Gardner as co-CEOs

•          New long term performance award for co-CEOs, that would fully vest contingent on milestones, including market cap growing to CAD 2 billion

•          Implementation of ESG board committee intended to lead the Company to reach Net Zero emissions by 2024

•         Appointment of New CFO

•        Investor call set for Sept. 8 at 11 a.m. EST

VANCOUVER, British Columbia, Sept. 8, 2021 (GLOBE NEWSWIRE) -- SIGMA Lithium Corporation (“Sigma” or the “Company”) ( TSX-V: SGMA ) ( OTC- QB: SGMLF ) is pleased to announce new management appointments of Ana Cabral and Calvyn Gardner as Co-Chief Executive Officers (“co-CEOs”) and Felipe Peres as Chief Financial Officer (“CFO”) as well as the constitution of an ESG Committee of the Board of Directors of the Company (“ESG Committee”) resulting from the program intended to achieve Net Zero emissions by 2024.

Sigma today also announces the approval of a performance award to be granted for the first time to founder and co-CEO Calvyn Gardner and to co-CEO Ana Cabral, with vesting entirely contingent on achieving market cap, environmental and operational milestones that would make Sigma one of the leading lithium producers in the world. To fully vest, Sigma’s market cap would have to grow further to CAD 2 billion (an increase of almost $1.2 billion), and the Company would need to achieve important environmental and operational goals.

CO-CEOs MANAGEMENT APPOINTMENTS

Sigma has elevated Ana Cabral Gardner from her current role as Chief Strategy Officer to her new role of co-CEO with Calvyn Gardner. In that capacity, Ana will oversee, at C-level, Sigma’s entire breadth of ESG-centric activities, focusing on implementation for the environmental and corporate goals to achieve Net Zero Emissions by 2024. Ana will continue to work in close partnership with Sigma’s Chief Sustainability Officer, Maria Salum, in environmental strategy, community relations and impact investing in the Vale do Jequitinhonha region, as part of the Company’s comprehensive social responsibility program. Ana will also maintaining her current duties as Chief Strategy Officer, including overseeing the commercial, business development, corporate finance, regulatory and legal areas.

Calvyn Gardner, co-CEO, has relocated full time to the Project site where he continues on his pivotal role leading the successful execution of the upcoming construction of Sigma’s Grota do Cirilo project (the “Project”) as well as ensuring its continued development, with the execution of the workstreams for a potential Production Phase 2 and Phase 3.

NEW LONG TERM PERFORMANCE AWARD FOR CO-CEOs (the “co-CEOs Performance Award”)

•	Calvyn Gardner and Ana Cabral have never been awarded any equity compensation and have not participated in the Company’s Equity Incentive Plan to date (the “Plan”).

•	The co-CEOs Performance Award was created based on C-Suite compensation strategy adopted by leading companies listed in the United States in the technology and electric vehicle industries aligning the compensation of founders and CEOs to value creation for the stakeholders of these companies in the form of share performance.

•	The co-CEO Performance Award also introduces a clear environmental goal of Net Zero Emissions ahead of the United Nations Decade of Action in 2030, in the forefront of the industry.

•	Both Calvyn and Ana will receive no guaranteed performance compensation of any kind – no cash bonuses nor any equity compensation that would vest simply by the passage of time.

o	Instead, Sigma’s co-CEOs compensation will be a 100% at-risk performance award, which ensures that they will be compensated only if Sigma and all of its shareholders do extraordinarily well and Sigma achieves its ambitious ESG targets for the benefit of all of its stakeholders.

•	As most of the compensation of the Company’s management and board is equity based, this also means that the co-CEOs compensation is tied to the success of everyone at Sigma.

•	Calvyn and Ana have successfully steered the Company through the bottom of the cycle of the lithium industry and through COVID19 pandemic, while several of its peers failed.

o	Calvyn Gardner has forsaken all compensation for his services to the Company during seven out of the ten years he served as CEO. Recently, during the onset of COVID19, he has yet again forsaken his compensation during most of 2020.

o	Ana Cabral-Gardner has forsaken any and all compensation for her services to the company for six out of the seven years.

•	Details of co-CEOs Performance Award:

o	The performance award consists of a 5-year total grant of RSUs in 4 tranches to vest only if certain market capitalization and operational milestones are met. If none of the 4 milestones described below is achieved, the co-CEOs will not receive any performance compensation of any kind.

o	Market Cap Milestones:

▪	Since January 2021 Sigma shares have increased approximately 230%. But in order to meet the first milestone, Sigma’s current market cap must increase a further 50% to CAD1.3 billion. In that event each of the Co-CEOs will vest 500,000 RSUs of Sigma.

▪	For the second milestone, Sigma´s market cap must increase an additional $250 million to CAD 1.55 billion, approximately 80% increase to Sigma’s current market cap. In that event each of the Co-CEOs will vest 500,000 RSUs of Sigma.

▪	For the third milestone, Sigma´s market cap must increase an additional $250 million to CAD 1.8 billion, approximately 110% increase to Sigma’s current market cap. In that event each of the Co-CEOs will vest 500,000 RSUs of Sigma.

▪	For the fourth and last milestone, Sigma´s market cap must increase to CAD 2.0 billion which represents approximately 130% increase to Sigma’s current market cap. In that event each of the Co-CEOs will vest 1,000,000 RSUs of Sigma

▪	If all 4 milestones are achieved the co-CEOs will each vest a total of 2,500,000 shares, corresponding to approximately 2.9% of Sigma’s current total issued and outstanding shares.

▪	If none of the 4 milestones are achieved, the co-CEO will not receive any performance compensation.

▪	For each of the first 3 milestones that are achieved, the co-CEOs will each vest in RSUs that correspond to approximately 0.6% of Sigma´s current total outstanding shares (500,000 shares). For the fourth milestone, the co-CEOs will each vest in RSUs that correspond to approximately 1.1% of Sigma’s current total issued and outstanding shares (1,000,000 shares).

o	Operational Milestones: To meet the operational milestones, Sigma must meet a set of escalating targets directly aligned with shareholder value creation designed to ensure that as the market cap grows, the company is achieving its milestones and delivering ROIC return to invested capital to its shareholders.

o	NET ZERO Environmental Milestone: If the Company´s Board of Directors and shareholders approve the co-CEOs plan to reach Net Zero emissions and they successfully execute it, there will be an ESG bonus as part of the co-CEOs Performance Award tranche of 500,000 RSUs each.

o	For vesting to occur when the milestones are met Ana Cabral and Calvyn Gardner shall be Sigma’s co-CEOs or co-Chairs in each case with all leadership ultimately reporting to them. This ensures that the co-CEOs and co-Chairs will continue to lead Sigma’s management over the long-term while also providing the flexibility to bring in another CEO who would report to Ana and Calvyn Gardner at some point in the future. Although there is no current intention for this to happen, it provides the flexibility as Sigma continues to grow to potentially allow Ana and Calvyn to focus more of their attention on the kinds of key strategic matters that most impact Sigma´s long-term growth and profitability.

NEW CFO MANAGEMENT APPOINTMENT

Sigma is also delighted to announce it has appointed Felipe Peres to the role of Chief Financial Officer, replacing Guilherme Guimarães, who will continue to serve as an advisor to the Company, as the Company enters a new phase as a dual-listed, dual-reporting entity in both Canada and the United States.

•	Felipe has over twenty-four years of experience working in corporate positions at large dual-reporting multinational companies in the oil, steel, and mining sectors, in a global environment in Switzerland, Canada and Brazil.

•	Felipe led the consolidation and reporting team at Vale, where worked for fourteen years and participated in the implementation of the IFRS accounting standards at the company. In that capacity, Felipe also led the consolidation and reporting at Vale-Inco a Canadian reporting entity.

•	Prior to Vale Felipe worked for Shell and CSN, both U.S. listed, USGAAP reporting companies.

•	Felipe graduated in accounting with honors from Universidade Federal do Rio de Janeiro and has post graduate specializations in merger and acquisitions from Chicago Booth University and business analytics from IMD in Switzerland. Felipe serves as an advisor to the board of the Brazil-Switzerland Chamber of Commerce.

“On behalf of the Board and the entire leadership team at Sigma, I would like to thank Guilherme for his significant contribution and commitment to his role at Sigma since our IPO, a period during which Sigma has been completely transformed from a mineral development company to a pre-production emerging global lithium leader.” said Ana-Cabral Gardner

IMPLEMENTATION OF ESG BOARD COMMITTEE INTENDED TO REACH NET ZERO BY 2024

Sigma is implementing an ESG Committee to assist the Board of Director of the Company with Sigma’s ESG centric strategy. Sigma’s Board of Directors have elected Ana Cabral-Gardner, and Marcelo Paiva as co-Chairs of Sigma’s ESG Committee. Maria Salum, Chief Sustainability Officer will act as senior advisor the ESG committee, which will advise and support co-CEOs Ana Cabral and Calvyn Gardner in reaching Sigma´s ambitious Net Zero 2024 targets, by within this Decade of Action and 26 years ahead of United Nations 2050 targets.

ABOUT SIGMA LITHIUM

Sigma is a Canadian company developing, with an environmental sustainably ESG focused strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil (the “Project”). The Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant (the “Pilot Plant”) since 2018. This pilot production has been an important part of the successful commercial strategy of the Company, shipping samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing, with the goal of participating in the rapidly expanding electric vehicle (“EV”) supply chain.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator (“DMS”) production plant, that will apply proprietary algorithms to digitally control the dense media. The production plant will be vertically integrated into the Company´s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The production plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium-ion battery supply chain for EVs.

The Company continues to demonstrate its commercial and market relevance by significantly advancing its strategic goals on three fronts: near-term production scheduled for 2022, completing the studies for the viability of production expansion contemplated for 2023, and the determination of the ultimate extent and unique high-purity quality of mineral resources at the Company´s wholly-owned Grota do Cirilo Project, all while maintaining its strategic leadership in ESG in the lithium supply chain.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of ESG practices, which were established as part of its core purpose at inception in 2012. The production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the production plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com

ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking statements" under applicable Canadian securities legislation including statements relating to future ESG targets and the achievement of certain milestones, including in relation to RSU grants, and other forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur are forward-looking information, including statements regarding the potential development of resources and drilling plans which may or may not occur. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the ability to complete the Annual Filings and Interim Filings; the market price of the Company's securities, metal prices, exchange rates, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes, litigation risks, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, claims and limitations on insurance coverage and other risks of the mining industry, changes in national and local government regulation of mining operations, and regulations and other matters including the COVID-19 pandemic. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to our public filings available at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.